UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Further to the notice of inside information of 19 November 2021, with registration number 1182, relating to the execution of the first tranche of the buyback programme of own shares approved by the Board of Directors of BBVA (the “First Tranche”), and pursuant to article 5 of Regulation (EU) no. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and to articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, BBVA informs –on the basis of the information received from J.P. Morgan AG as the First Tranche manager– that it has carried out the following transactions over BBVA shares in execution of the First Tranche between 21 and 31 January 2022 (both inclusive):

Date Security Transaction Trading Venue Number of Shares Weighted average price € 21/01/2022 BBVA. MC Purchase XMAD 4.159.845 5,6411 21/01/2022 BBVA. MC Purchase CEUX 1.265.030 5,6327 21/01/2022 BBVA. MC Purchase TQEX 249.860 5,6172 21/01/2022 BBVA. MC Purchase AQEU 230.258 5,6165 24/01/2022 BBVA. MC Purchase XMAD 4.254.124 5,5203 24/01/2022 BBVA. MC Purchase CEUX 1.302.307 5,5040 24/01/2022 BBVA. MC Purchase TQEX 311.502 5,5025 24/01/2022 BBVA.MC Purchase AQEU 286.422 5,5033 25/01/2022 BBVA. MC Purchase XMAD 4.436.404 5,5000 25/01/2022 BBVA. MC Purchase CEUX 1.345.023 5,5017 25/01/2022 BBVA. MC Purchase TQEX 321.052 5,5033 25/01/2022 BBVA.MC Purchase AQEU 297.172 5,5035 26/01/2022 BBVA. MC Purchase XMAD 70.347 5,5762 26/01/2022 CEUX 26/01/2022 TQEX 26/01/2022 AQEU 27/01/2022 BBVA. MC Purchase XMAD 320.006 5,6360 27/01/2022 BBVA. MC Purchase CEUX 19.855 5,5944 27/01/2022 TQEX 27/01/2022 AQEU 28/01/2022 BBVA. MC Purchase XMAD 4.496.784 5,6294 28/01/2022 BBVA. MC Purchase CEUX 1.307.322 5,6258 28/01/2022 BBVA. MC Purchase TQEX 36.551 5,5998 28/01/2022 BBVA.MC Purchase AQEU 39.337 5,6000 31/01/2022 BBVA. MC Purchase XMAD 2.052.119 5,6358 31/01/2022 CEUX 31/01/2022 TQEX 31/01/2022 AQEU TOTAL 26.801.320

Issuer name: Banco Bilbao Vizcaya Argentaria, S.A. - LEI K8MS7FD7N5Z2WQ51AZ71

ISIN Code of the ordinary shares of BBVA: ES0113211835

Detailed information regarding the transactions carried out within the referred period is attached as Annex I.

Madrid, 1 February 2022

ANNEX 1

Detailed information on each of the transactions carried out in execution of the First Tranche between 21 and 31 January 2022 (both inclusive)

https://shareholdersandinvestors.bbva.com/the-share/significant-events/#2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: February 1, 2022
By: /s/ Antonio Borraz Peralta

Name: Antonio Borraz Peralta
Title: Assets and Liabilities Management Director